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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                       Champion Healthcare Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  15850B104
           -------------------------------------------------------
                                (CUSIP Number)


     Christopher Hilbert, Esq.               101 Park Avenue
     Morgan, Lewis & Bockius LLP             New York, NY 10178 (212) 309-6830
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communicaitons)

                              December 31, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


  CUSIP No.  15850B104                              Page 2   of   55  Pages
           ----------------                             ----    -----


-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
    1    S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON

         Rohit Mojilal Desai
         ###-##-####
-------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/X/
-------------------------------------------------------------------------------
         SEC USE ONLY
    3

-------------------------------------------------------------------------------
         SOURCE OF FUNDS*
    4
         AF
-------------------------------------------------------------------------------

         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   5      TO ITEMS 2(d) OR 2(e)                                             / /


-------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          USA
-------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                                    0
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               1,038,612 shares
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                                    0
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   1,038,612 shares

-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   1,038,612 shares
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   8.17%
-------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   IN
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


  CUSIP No.   15850B104                              Page  3   of  55   Pages
            ----------------                              ---     -----


-------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                  Desai Capital Management Incorporated
                  13-3229933

-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/X/
-------------------------------------------------------------------------------
                SEC USE ONLY
    3

-------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  AF
-------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)                                       / /
-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  New York
-------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                                       0
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               1,038,612 shares
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                                         0
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   1,038,612 shares

-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   1,038,612 shares
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   8.17%
-------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   IA, CO
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


  CUSIP No.   15850B104                              Page  4   of  55   Pages
            -----------------                             ----    -----


-------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                  Rohit M. Desai Associates
                  13-3240237
-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/X/
-------------------------------------------------------------------------------
                SEC USE ONLY
    3

-------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  AF
-------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)                                       / /
-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  New York
-------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                                       0
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               604,047 shares
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                                        0
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   604,047 shares

-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   604,047 shares
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   4.75%
-------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   PN
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


  CUSIP No.   15850B104                              Page  5   of  55   Pages
            --------------                                ----    -----


-------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                  Rohit M. Desai Associates-II
                  13-3426754

-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/X/
-------------------------------------------------------------------------------
                SEC USE ONLY
    3

-------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  AF
-------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)                                       / /


-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  New York
-------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                                         0
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               434,565 shares
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                                         0
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   434,565 shares

-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   434,565 shares
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   3.42%
-------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                      _
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


  CUSIP No.   15850B104                              Page  6   of  55   Pages
            ----------------                              ----    -----


-------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                  Equity-Linked Investors, L.P.
                  13-3240235
-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/X/
-------------------------------------------------------------------------------
                SEC USE ONLY
    3

-------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  WC
-------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)                                       / /


-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  New York
-------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                                        0
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               604,047 shares
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                                         0
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   604,047 shares
-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   604,047 shares
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   4.75%
-------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   IV, PN
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



  CUSIP No.   15850B104                              Page  7   of  55   Pages
             --------------                               ----    -----


-------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                 Equity-Linked Investors-II
                 13-3427026
-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/X/
-------------------------------------------------------------------------------
                SEC USE ONLY
    3

-------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  WC
-------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)                                       / /
-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  New York
-------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                                         0
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               434,565 shares
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                                          0
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   434,565 shares

-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   434,565 shares
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   3.42%
-------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   IV, PN
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 15850B104                                                 Page 8 of 55





                 This Amendment and Restatement No. 1 amends and restates a
Schedule 13D dated December 6, 1994 filed by Equity-Linked Investors, L.P. ("ELI-I"), Equity-Linked Investors-II ("ELI-I"), Rohit M. Desai Associates ("RMDA-I"), Rohit M. Desai Associates-II ("RMDA-II"), Desai Capital Management Incorporated ("DCMI") and Rohit M. Desai.


Item 1.          Security and Issuer.

                 This statement relates to the Common Stock, $.01 par value, of Champion Healthcare Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 14340 Torrey Chase, Suite 320, Houston, Texas 77014.


Item 2.          Identity and Background.

                 This Statement is filed by Equity-Linked Investors, L.P. ("ELI-I"), Equity-Linked Investors-II ("ELI-II"), Rohit M. Desai Associates ("RMDA-I"), Rohit M. Desai Associates-II ("RMDA-II"), Desai Capital Management Incorporated ("DCMI") and Rohit M. Desai, each of whom may be deemed to be the beneficial owners of securities owned directly by ELI-I and ELI-II.

                 ELI-I and ELI-II are each New York limited partnerships whose principal business is investing in a portfolio of debt and equity securities.

                 RMDA-I is a New York general partnership and is the general partner of ELI-I. RMDA-II is a New York general partnership and is the general partner of ELI-II. RMDA-I has no business activities other than acting as ELI-I's general partner. RMDA-II has no business activities other than acting as ELI-II's general partner. The partners of RMDA-I and RMDA-II are Rohit M. Desai, Katharine B. Desai and the Rohit M. Desai Family Trust (of which Katharine B. Desai and Joseph F. McDonald are the trustees under a trust agreement dated July 1, 1987).

                 DCMI is a New York corporation whose principal business is that of an investment adviser. DCMI acts as investment adviser to ELI-I and ELI-II. The sole stockholder of DCMI is Rohit M. Desai. The directors of DCMI are Rohit M. Desai and Katharine B. Desai. Rohit M. Desai, Katharine B. Desai, Frank J. Pados, Carlos A. Gonzalez, Antoine G. Treuille, Damon H. Ball, Thomas
P. Larsen, Daniel G. Pine, Timothy R. Kelleher, Noah J. Walley, Tom W. Perlmutter, Kathy T. Abramson and Catherine K.

CUSIP NO. 15850B104                                                 Page 9 of 55


Janson (collectively, the "DCMI Persons" and from time to time each individually referred to as a "DCMI Person") are officers of DCMI.

                 The address of the principal business and principal office of DCMI is 540 Madison Avenue, 36th Floor, New York, New York 10022.

                 The present principal occupation and employment of Rohit M. Desai, who is a citizen of the United States, is as the president, treasurer and chairman of the board of directors of DCMI and as the managing general partner of RMDA-I, the general partner of ELI-I, and as the managing general partner of RMDA-II, the general partner of ELI-II. The present principal occupation and employment of Katharine B. Desai, who is a United States citizen, is as the secretary and director of DCMI. The present principal occupation and employment of Joseph F. McDonald, who is a United States citizen, is as a member of the law firm of Morgan, Lewis & Bockius LLP. The present principal occupation and employment of Frank J. Pados, who is a United States citizen, is as executive vice president of DCMI. The present principal occupation and employment of Carlos A. Gonzalez, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Antoine G. Treuille, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Damon H. Ball, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Daniel G. Pine, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Thomas P. Larsen, who is a United
States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Timothy R. Kelleher, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Noah J. Walley, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Tom W. Perlmutter, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Kathy T. Abramson, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Catherine K. Janson, who is a United States citizen, is as vice president of DCMI. The business address of each of these individuals, except Joseph F. McDonald, is the same as that of DCMI. The business address of Joseph F. McDonald is c/o Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.

                 During the last five years neither ELI-I, RMDA-I, ELI-II, RMDA-II, DCMI, the Rohit M. Desai Family Trust nor any of the

CUSIP NO. 15850B104                                                Page 10 of 55

DCMI Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ELI-I, RMDA-I, ELI-II, RMDA-II, DCMI, the Rohit M. Desai Family Trust, nor any of the DCMI Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

Initial Purchases

                 Pursuant to the terms of the Series D Note and Stock Purchase Agreement dated December 31, 1993 among Champion and the Purchasers (as such term is defined therein) as amended (the "D Stock Purchase Agreement"), on January 5, 1994, ELI-I purchased the following securities:

         (a) 11% Senior Subordinated Notes of Champion due December 31, 2003 (the "Senior Subordinated Notes") in the principal amount of $3,810,000,

         (b) warrants to purchase 114,30O shares of the Common Stock of Champion, and

         (c) 109,070 shares of Series D Cumulative Convertible Preferred Stock of Champion.

                 Pursuant to the terms of the D Stock Purchase Agreement, on January 5, 1994, ELI-II purchased the following securities:

         (a)     $2,741,000 principal amount of the Senior Subordinated Notes,

         (b) warrants to purchase 82,230 shares of the Common Stock of Champion, and

         (c) 78,469 shares of Series D Cumulative Convertible Preferred Stock of Champion.

                 In making these purchases, ELI-I used working capital from its operating account, which is funded by capital contributions from ELI-I's limited partners and gains and proceeds from ELI-I's investment portfolio, and ELI-II used

CUSIP NO. 15850B104                                                Page 11 of 55

working capital from its operating account, which is funded by capital contributions from ELI-II's limited partners and gains and proceeds from ELI-II's investment portfolio.

Merger

                 Champion Healthcare Corporation, a Texas corporation ("Champion") merged into AmeriHealth, Inc., a Delaware corporation, which changed its name to Champion Healthcare Corporation and is referred to herein as the Company, as more fully described below, pursuant to the merger ELI-I and ELI-II, were issued in exchange for their respective holdings of securities of Champion comparable holdings of securities of the Company:

                 On December 6, 1994, ELI-I received:

         (a) 11% Senior Subordinated Notes of the Company due December 31, 2003 (the "Senior Notes") in the principal amount of $3,810,000 in exchange for Senior Subordinated Notes in the principal amount of $3,810,000,

         (b) warrants to purchase 114,300 shares of the Company's Common Stock in exchange for warrants to purchase 114,300 shares of the Common Stock of Champion, and

         (c) 109,070 shares of Series D Cumulative Convertible Preferred Stock of the Company in exchange for 109,070 shares of Series D Cumulative Convertible Preferred Stock of Champion.

On December 6, 1994, ELI-II received:

         (a) $2,741,000 principal amount of the Senior Notes in exchange for $2,741,000 principal amount of the Senior Subordinated Notes,

         (b) warrants to purchase 82,230 shares of the Company's Common Stock in exchange for warrants to purchase 82,230 shares of the Common Stock of Champion, and

         (c) 78,469 shares of Series D Cumulative Convertible Preferred Stock of the Company in exchange for 78,469 shares of Series D Cumulative Convertible Preferred Stock of Champion.

Subsequent Purchases

CUSIP NO. 15850B104                                                Page 12 of 55

                 On December 30, 1994, as a result of the exercise by the Company of an option set forth in the D Stock Purchase Agreement, ELI-I purchased the following additional securities:

         (a)     $2,006,000 principal amount of the Senior Notes,

         (b)     warrants to purchase 60,180 shares of the Company's Common
                 Stock, and

         (c) 52,482 shares of Series D Convertible Preferred Stock of the Company; and

ELI-II purchased the following additional securities:

         (a)     $1,443,000 principal amount of the Senior Notes,

         (b)     warrants to purchase 43,290 shares of the Company's Common
                 Stock, and

         (c)     37,757 shares of Series D Convertible Preferred Stock of the
                 Company.

                 In making these purchases, ELI-I used working capital from its operating account, which is funded by capital contributions from ELI-I's limited partners and gains and proceeds from ELI-I's investment portfolio, and ELI-II used working capital from its operating account, which is funded by capital contributions from ELI-II's limited partners and gains and proceeds from ELI-II's investment portfolio.

Recapitalization

                 On December 31, 1995, the Company consummated the recapitalization transaction (the "Recapitalization") contemplated by that certain Recapitalization Agreement dated as of December 31, 1995 by and between the Company and the stockholders named therein (the "Recapitalization Agreement"). The terms and effect of the Recapitalization Agreement are described in Item 4 hereto and such description is incorporated by reference in this Item 3 in its entirety. Pursuant to the Recapitalization, the stockholders named in the Recapitalization Agreement received shares of Common Stock of the Company on account of (i) the conversion of the outstanding shares of the Series A, A-1 and BB Convertible Preferred Stock of the Company, (ii) waiver of accrued dividends and certain future dividends on the outstanding shares of the Series A, A-1 and BB Convertible Preferred Stock of the Company and (iii) waiver of accrued dividends and certain future dividends on the outstanding shares of the Series C and D Convertible Preferred Stock of the Company,

CUSIP NO. 15850B104                                                Page 13 of 55

respectively. On December 31, 1995, as a result of the transactions contemplated by the Recapitalization Agreement, ELI-I received 106,463 shares of Common Stock of the Company and ELI-II received 76,593 shares of Common Stock of the Company.

Item 4.          Purpose of Transaction.

                 Each of ELI-I and ELI-II have acquired securities of the Company in the ordinary course of their respective businesses solely for investment purposes.

                 Each of ELI-I and ELI-II and other investors listed therein are parties to the D Stock Purchase Agreement pursuant to which ELI-I and ELI-II each received Senior Subordinated Notes of Champion, warrants to purchase Champion Common Stock and Series D Convertible Preferred Stock of Champion (the "Initial Holdings"). On December 6, 1994, Champion merged with and into the Company. As a result of said merger, holders of Champion securities became holders of substantially similar securities of the company.

                 The terms of the D Stock Purchase Agreement provided the Company with the right to require each of ELI-I and ELI-II to purchase additional securities of the Company (the "Additional Securities"), which right was exercised by the Company on December 30, 1994. The Initial Holdings and the Additional Securities are subject to the terms and conditions set forth in the D Stock Purchase Agreement which are herein incorporated by reference in their entirety.

                 The Company and each of ELI-I, ELI-II and other holders of Common Stock of the Company and/or any class of Preferred Stock of the Company are party to the D Stockholders Agreement, dated December 31, 1993, as amended (the "D Stockholders Agreement"). The D Stockholders Agreement contains a voting agreement, restrictions on transfers of stock and limited preemptive rights regarding the future issuance and sale of Common Stock of the Company. Each of ELI-I and ELI-II are subject to the terms and conditions the D Stockholders Agreement which are herein incorporated by reference in their entirety.

                 The D Stock Purchase Agreement and the D Stockholders Agreement were previously filed by the Company as Exhibits 10.5 and 10.6 respectively to the Schedule 8-K filed by the Company on December 12, 1994 and are incorporated herein by reference.

                 The Company and each of ELI-I, ELI-II and other holders of Common Stock of the Company and/or any class of Preferred

CUSIP NO. 15850B104                                                Page 14 of 55

Stock of the Company are party to the Recapitalization Agreement. The primary purpose of the Recapitalization Agreement for the Company (according to the Company) was to reduce the complexity of the Company's capital structure and to eliminate a $5,736,650 preferred dividend deduction from net income in calculating earnings per share beginning in 1996 and thereafter. The Recapitalization Agreement contains an agreement among the holders of all of the outstanding Preferred Stock of the Company to vote in favor of a proposed amendment (the "Proposed Amendment") to the Company's Certificate of Incorporation with in connection with the Recapitalization. The Recapitalization Agreement also provides for the temporary reduction in the exercise price of the warrants to purchase Common Stock of the Company held by ELI-I, ELI-II and other holders from $9.00 to $7.00 until 90 days after the Company's stockholders approve the Proposed Amendment.

                 The Recapitalization Agreement was previously filed as Exhibit
10.1 to the Schedule 8-K filed by the Company on January 4, 1996, and is incorporated herein by reference. The Proposed Amendment was previously filed as Attachment II to the Preliminary Proxy Statement filed on Schedule 14A by the Company on January 4, 1996, and is incorporated herein by reference.

                 Except as described above and as may be provided in the D Stock Purchase Agreement, the D Stockholders Agreement and the Recapitalization Agreement, neither ELI-I, ELI-II, RMDA-I, RMDA-II, DCMI, the Rohit M. Desai Family Trust, nor any DCMI Person has any plans or proposals (other than as may be provided in the agreements described above) which relate to or would result in:

                 (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except that ELI-I and/or ELI-II may from time to time and in furtherance of their respective investment programs, obtain one or more shares of the Company's Common Stock through the exercise of the warrants or the conversion of the Series D Convertible Preferred Stock of the Company, and/or acquire (for investment) or dispose of the Senior Notes, the warrants, the Series D Convertible Preferred Stock of the Company or any other securities of the Company;

                 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                 (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

CUSIP NO. 15850B104                                                Page 15 of 55

                 (d) any change in the present board of directors or management of the Company (except as may be provided in the Company's charter or by-laws), including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e) any material change in the present capitalization or dividend policy of the Company;

                 (f) any other material change in the Company's business or corporate structure;

                 (g) any change in the Company's charter or by-laws;

                 (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                 (j) any action similar to those enumerated above.

Item 5.          Interest in Securities of the Issuer.

                 ELI-I directly owns:

                          (a) $5,816,000 principal amount of the Senior Notes,

                          (b) warrants to purchase 174,480 shares of the
                              Company's Common Stock,

                          (c) 161,552 shares of Series D Convertible Preferred
                              Stock of the Company, and

                          (d) 106,463 shares of Common Stock of the Company.

Such holdings would enable ELI-I to directly control approximately 604,047 shares of the Company's Common Stock, subject to adjustment, which would constitute beneficial ownership of approximately 4.75% of the outstanding shares of the Company's Common Stock.

                 ELI-II directly owns:

CUSIP NO. 15850B104                                                Page 16 of 55

                          (a) $4,184,000 principal amount of the Senior Notes,

                          (b) warrants to purchase 125,520 shares of the
                              Company's Common Stock,

                          (c) 116,226 shares of Series D Convertible Preferred
                              Stock of the Company, and

                          (d) 76,593 shares of Common Stock of the Company.

Such holdings would enable ELI-II to directly control approximately 434,565 shares of the Company's Common Stock, subject to adjustment, which would constitute beneficial ownership of approximately 3.42% of the outstanding shares of the Company's Common Stock.

                 As of such date, each of DCMI and Rohit M. Desai could be deemed to be the beneficial owner, for purposes of this Schedule 13D, of the entire 1,038,612 shares of the Company's Common Stock if all of the holdings of ELI-I and ELI-II were combined, which would constitute beneficial ownership of approximately 8.17% of the outstanding shares of the Company's Common Stock.

                 The power to vote, to convert, or to dispose of or to direct the voting, conversion, or disposal of Common Stock of the Company held by ELI-I or that might be obtainable upon the conversion of the Series D Convertible Preferred Stock of the Company held by ELI-I and/or the exercise of the warrants to purchase Common Stock of the Company held by ELI-I is vested in RMDA-I as general partner of ELI-I, but such decisions (and similar decisions with respect to the rest of ELI-I's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-I and DCMI. The power to vote, to convert, to dispose of, or to direct the voting, conversion or disposal of, any Common Stock of the Company held by ELI-II or that might be obtainable upon the conversion of the Series D Convertible Preferred Stock of the Company held by ELI-II and/or the exercise of the warrants to purchase Common Stock of the Company held by ELI-II is vested in RMDA-II as general partner of ELI-II, but such decisions (and similar decisions with respect to the rest of ELI-II's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-II and DCMI. Rohit M. Desai is the managing general partner of RMDA-I and RMDA-II and the sole stockholder, chairman of the board of directors, president and treasurer of DCMI. Katharine
B. Desai is the secretary and a director of DCMI, a general partner of RMDA-I and RMDA-II and a trustee of the Rohit M. Desai

CUSIP NO. 15850B104                                                Page 17 of 55

Family Trust. The Rohit M. Desai Family Trust is a general partner of RMDA-I and RMDA-II. Joseph F. McDonald is a trustee of the Rohit M. Desai Family Trust. Frank J. Pados is executive vice president of DCMI. Carlos A. Gonzalez, Antoine G. Treuille, Damon H. Ball, Thomas P. Larsen and Daniel G. Pine are senior vice presidents of DCMI. Timothy R. Kelleher, Noah J. Walley, Tom W. Perlmutter, Kathy T. Abramson and Catherine K. Janson are vice presidents of DCMI.

                 Accordingly for purposes of Schedule 13D, ELI-I, ELI-II, RMDA-I, RMDA-II, DCMI and Rohit M. Desai may each be deemed to share the power to vote or to direct the vote and may be deemed to share the power to dispose or to direct the disposition with respect to the securities held by ELI-I and ELI-II.

                 Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, DCMI, RMDA-I, RMDA-II, the Rohit M. Desai Family Trust, and each of the DCMI Persons hereby declare that the filing of this Statement shall not be construed as an admission that any person other than ELI-I or ELI-II is the beneficial owner of any securities covered by this Statement, or that ELI-I or ELI-II is the beneficial owner of any securities held by the other.

                 ELI-I and ELI-II are each party to the D Stockholders Agreement between the Company and certain stockholders of the Company (the "Stockholders"). Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the D Stockholders Agreement could be deemed to provide for an agreement amongst the Stockholders to act together for the purpose of voting equity securities of the Company. Accordingly each of the Stockholders could be deemed to be members of a "group" and could be deemed to be beneficial owners of all of the securities held by such group. Each of the Stockholders denies the existence of such a group and each disclaims beneficial ownership of the securities held by another Stockholder, provided that ELI-I and ELI-II do not disclaim beneficial ownership of the securities held directly by them.


                 ELI-I and ELI-II are each party to the Recapitalization Agreement between the Company and the stockholders named therein (the "Preferred Stock and Warrant Holders"). Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the Recapitalization Agreement could be deemed to provide for an agreement amongst the Preferred Stock and Warrant Holders to act together for the purpose of voting equity securities of the Company. Accordingly each of the Preferred Stock and Warrant Holders should be deemed to be members

CUSIP NO. 15850B104                                                Page 18 of 55

of a "group" and could be deemed to be beneficial owners of all of the securities held by such group. Each of the Preferred Stock and Warrant Holders denies the existence of such a group and each disclaims beneficial ownership of the securities held by another Preferred Stock and Warrant Holder, provided that ELI-I and ELI-II do not disclaim beneficial ownership of the securities held directly by them.

                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

                 During the sixty days preceding the filing of this Schedule, no transactions in the class of securities reported, other than the acquisition of securities on December 31, 1995 pursuant to the Recapitalization Agreement were effected by any persons reporting on this Statement.


Item 6.          Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the Issuer.

                 Neither ELI-I, ELI-II, RMDA-I, RMDA-II, DCMI, the Rohit M. Desai Family Trust, nor any DCMI Person is party to any other contract, arrangement, understanding or relationship specifically relating to any securities of the Company other than (i) the D Stock Purchase Agreement as amended between the Company and ELI-I and ELI-II and the other parties listed therein (and related documents) regarding the purchase of the Senior Notes, warrants to purchase Common Stock of the Company and the Series D Convertible Preferred Stock of the Company (and related matters), (ii) the D Stockholders Agreement which sets forth certain rights and obligations of the parties thereto with respect to the Common Stock and corporate governance of the Company, including, without limitation, certain transfer restrictions on shares of Common Stock, certain put and call rights and obligations relating to the Common Stock and agreements relating to the composition of the Board of Directors of the Company, (iii) the Series D Stock Registration Agreement among the holders of the Common Stock and Preferred Stock of Champion and the Company, dated December 31, 1993, as amended, providing certain registration rights to the holders of the Company's securities and (iv) the Recapitalization Agreement regarding the issuance of Common Stock in exchange for the waiver of certain accrued dividends and future dividends, including certain agreements to vote in favor of a Proposed Amendment to the Certificate of Incorporation of the Company and the temporary reduction of the exercise price of the warrants to

CUSIP NO. 15850B104                                                Page 19 of 55

purchase Common Stock of the Company until 90 days after the Company's stockholders approve the Proposed Amendment.

                 ELI-I and ELI-II have each contracted with DCMI for DCMI to provide investment advisory and other services to each of ELI-I and ELI-II. Pursuant to their respective investment and advisory contracts, DCMI may exercise investment power and voting power with respect to the investment portfolios of ELI-I and ELI-II. For its services under these investment and advisory agreements DCMI receives a management fee from each of ELI-I and ELI-II generally based on the value of their respective portfolios.

Item 7.          Material to be Filed as Exhibits.

                 1. Joint Filing Agreement regarding the filing of this Statement.

                 2. Investment and Advisory Agreement between ELI-I and DCMI, as amended.

                 3.       Investment and Advisory Agreement between ELI-II and
DCMI.

                 4. Series D Note and Stock Purchase Agreement, dated December 31, 1993 among the Company and the Purchasers listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit 10.5 to the Company's Form 8-K (File No. 011851), is incorporated herein by reference.

                 5. D Stockholders Agreement, dated December 31, 1993, among the Company and the Stockholders listed therein, as amended, filed with the Securities and Exchange Commission as Exhibit 10.6 to the Company's Form 8-K (File No. 0-11851), is incorporated herein by reference.

                 6. Recapitalization Agreement, dated as of December 31, 1995 by and between the Company and the stockholders named therein, as amended, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Company's Form 8-K filed by the Company on January 4, 1996, is incorporated herein by reference.

CUSIP NO. 15850B104                                                Page 20 of 55

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment and Restatement No. 1, is true, complete and correct.


Date: January 23, 1996                           EQUITY-LINKED INVESTORS, L.P.
                                                 By Rohit M. Desai Associates
                                                    General Partner



                                                 By /s/ Frank J. Pados, Jr.
                                                    ---------------------------
                                                    Frank J. Pados, Jr.
                                                    Attorney-in-fact for
                                                    Rohit M. Desai
                                                    Managing General Partner


                                                 EQUITY-LINKED INVESTORS-II
                                                 By Rohit M. Desai Associates-II
                                                    General Partner



                                                 By /s/ Frank J. Pados, Jr.
                                                    ---------------------------
                                                    Frank J. Pados, Jr.
                                                    Attorney-in-fact for
                                                    Rohit M. Desai
                                                    Managing General Partner


                                                 ROHIT M. DESAI ASSOCIATES


                                                 By /s/ Frank J. Pados, Jr.
                                                    ---------------------------
                                                    Frank J. Pados, Jr.
                                                    Attorney-in-fact for
                                                    Rohit M. Desai
                                                    Managing General Partner

CUSIP NO. 15850B104                                                Page 21 of 55


                                                 ROHIT M. DESAI ASSOCIATES-II



                                                 By /s/ Frank J. Pados, Jr.
                                                    ---------------------------
                                                    Frank J. Pados, Jr.
                                                    Attorney-in-fact for
                                                    Rohit M. Desai
                                                    Managing General Partner


                                                 DESAI CAPITAL MANAGEMENT
                                                    INCORPORATED



                                                 By /s/ Frank J. Pados, Jr.
                                                    ---------------------------
                                                    Frank J. Pados, Jr.
                                                    Attorney-in-fact for
                                                    Rohit M. Desai, President


                                                 /s/ Frank J. Pados, Jr.
                                                 ------------------------------
                                                 Frank J. Pados, Jr.
                                                 Attorney-in-fact for
                                                 Rohit M. Desai

CUSIP NO. 15850B104                                                Page 22 of 55

                       INVESTMENT AND ADVISORY AGREEMENT

                 INVESTMENT AND ADVISORY AGREEMENT, dated as of the 7th day of June, 1984, by and between EQUITY-LINKED INVESTORS, L.P., a New York limited partnership (the "Fund"), and DESAI CAPITAL MANAGEMENT INCORPORATED, a New York corporation (the "Management Company").

                              W I T N E S S E T H:

                 In consideration of the mutual covenants, agreements and conditions hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Section 1.       Services to be Rendered by the Management
                 Company to the Fund.

                 (a) The Management Company will provide the Fund with assistance in organizing and conducting an offering of limited partnership interests in the Fund in the manner requested by Rohit M. Desai, the general partner of the Fund (Mr. Desai (or any general partnership of which Mr. Desai is the managing general

CUSIP NO. 15850B104                                                Page 23 of 55

partner) acting as general partner of the Fund being referred to herein as the "General Partner").

                 (b) After investor limited partners have made aggregate capital subscriptions to the Fund of at least $100,000,000 and have become limited partners thereof, the Management Company will assist the Fund in providing the limited partners of the Fund with a managed investment in equity-linked securities as discussed in the Fund's Private Placement Memorandum. The Management Company will provide the Fund with investment and other advice and assistance in managing such a portfolio. The Management Company will act as investment adviser for the Fund's investments. The Management Company will locate, secure information with respect to and evaluate and analyze prospective equity-linked investment opportunities and will make recommendations as to which equity-linked securities should be purchased and on what terms. The Management Company will also structure and negotiate investments on behalf of the Fund and review and assist in the preparation of all documentation and closings. After an investment is made by the Fund, the Management Company will monitor investments, where appropriate will meet with and provide advice to the management of portfolio companies and will make

CUSIP NO. 15850B104                                                Page 24 of 55

recommendations to the Fund as to which securities should be held and which should be sold. Subject always to the direction and control of the General Partner of the Fund, the Management Company will perform the day to day investment and administrative operations of the Fund and will supervise the management of the Fund's business, operations and affairs, including management of its investments and matters incidental thereto. The Management Company will also furnish to the Fund such office space, office supplies and equipment, and such bookkeeping, recordkeeping and clerical services as the Fund may require for its reasonable needs. In the performance of its duties, the Management Company will use its best efforts to promote the interests of the Fund; however, the Management Company shall at all times be an independent contractor and nothing in this Agreement shall be construed to constitute the Management Company an agent or a partner of the Fund or of the General Partner.

                 (c) The Management Company will assume and pay all expenses that relate to its services under paragraph (b) above, including without limitation expenses on account of rent, utilities, insurance, office supplies, office equipment, travel, entertainment

CUSIP NO. 15850B104                                                Page 25 of 55

and salaries, other compensation, fringe benefits and expenses of the Management Company's officers, directors, employees and agents; provided, however, that the Management Company shall not be required to pay (and if paid by the Management Company, shall be reimbursed by the Fund for payments of) (i) taxes on the business, investments or operations of the Fund, (ii) professional fees and expenses related to the business, investments or operations of the Fund, including without limitation legal, auditing, accounting and investment banking fees and expenses, (iii) custodian, commission or brokerage fees, (iv) interest on borrowings by the Fund, (v) registration expenses regarding any of the Fund's securities, (vi) fees to Advisory Board members and (vii) litigation and other extraordinary expenses of the Fund. In addition, the Management Company shall be reimbursed by the Fund for out-of-pocket expenses incurred in working with portfolio investments in extraordinary circumstances such as work-outs, mergers and acquisitions in an amount not exceeding in any year one half of one percent of the product of (x) the aggregate capital subscriptions of all limited partners of the Fund as of the beginning of such year times (y) the amount by which the Inflation Adjustment (as defined

CUSIP NO. 15850B104                                                Page 26 of 55

in Section 3(d) hereof) exceeds one (1). The Management Company shall not be obligated to pay any expenses of or for the Fund not contemplated to be paid by the Management Company by this Section 1.

Section 2. Other Interests of the Management Company, the Fund and Others.

                 (a) It is understood that (i) any partner of the Fund (a "Partner") or any partner of the General Partner may be a stockholder, director, officer, employee or agent of, or be otherwise interested in, the Management Company, any organization in which the Management Company may have an interest or any organization which may have an interest in the Management Company, (ii) any stockholder, director, officer, employee or agent of the Management Company may be a partner of, or otherwise have an interest in, the General Partner or the Fund and (iii) any stockholder, director, officer, employee or agent of the Management Company, any Partner, any partner of the General Partner and any employees of a Partner or of a partner of the General Partner, may act as directors of or provide consulting or other services to one or more of the

CUSIP NO. 15850B104                                                Page 27 of 55

entities in which the Fund may have an investment from time to time.

                 (b) The Management Company may render management and investment advice of the type described in Section 1 hereof, and the Management Company may offer equity-linked securities investment opportunities, to any other person, including without limitation any corporation, partnership, association, business, trust, individual or other entity (a "Person").
However, at any time that 100% of the capital contributed to the Fund is not invested in equity-linked securities, (i) the Management Company shall first offer all equity-linked securities investment opportunities to the Fund and (ii) the Management Company shall have the right to offer such investment opportunities to other Persons only to the extent that the Fund is unable or declines to make the investment.

Section 3.       Payments to be Made by the Fund.

                 (a) As full compensation for the services rendered and expenses borne by the Management Company pursuant to Section 1(a) hereof, the Fund shall pay fees ("Initial Fees") to the Management Company in an

CUSIP NO. 15850B104                                              Page 28 of 55




aggregate amount of up to $1,100,000. It is understood that the Initial Fees shall aggregate at least $600,000 and may be any aggregate amount up to $1,100,000 as the Management Company may request (with the concurrence of the General Partner). Initial Fees shall be paid to the Management Company promptly upon demand.

         (b) As full compensation for the services rendered and expenses borne by the Management Company pursuant to Section 1(b) hereof, the Fund shall pay the Management Company management fees ("Management Fees") calculated and paid as provided below in paragraphs (c), (d) and (e).

         (c) The quarterly Management Fee will be the amount equal to the product of (I) the Inflation Adjustment (as defined in paragraph (d) below) times (II) the greater of (i) .25% per annum of the net asset value (based on the Fund's valuations) of the assets invested by the Fund as of the last day of the preceding calendar quarter or (ii) the lesser of (A) $500,000 or (B) .25% per annum of the total assets contributed or subscribed to the Fund as of the first day of such calendar quarter.

         (d) The "Inflation Adjustment" shall be one (1) for the 1985 and 1986 calendar years and for each

CUSIP NO. 15850B104                                              Page 29 of 55


year thereafter shall be equal to a fraction the numerator of which is equal to the revised Consumer Price Index of the Bureau of Labor Statistics for All Urban Consumers, New York - Northeastern New Jersey Area (1967=100) (the "Index") for December of the preceding year, and the denominator of which shall be equal to the Index for December 1985. Appropriate modification to the Inflation Adjustment shall be made if the index shall cease to be updated as of calendar year-end.

         (e) Management Fees shall begin accruing as of the date (the "Closing Date") when investor limited partners with capital subscriptions of at least $50,000,000 are admitted to the Fund. The Management Fee for the calendar quarter in which the Closing Date occurs shall be computed as set forth above but shall be pro rated according to the number of days from the Closing Date to the end of such calendar quarter; such Initial Management Fee shall be due and payable in full on the Closing Date. Subsequently, the quarterly Management Fee shall be paid in full on the first business day of each January, April, July and October of each year during the term of this Agreement; provided, however, that payments on any such payment date may be estimated based on the most recent available Inflation

CUSIP NO. 15850B104                                              Page 30 of 55

Adjustment or the most recent available Fund asset valuation as of the end of a calendar quarter, subject to appropriate adjustment (by payments to the Management Company or the Fund, as the case may be) as soon as the proper Inflation Adjustment or Fund-asset valuation becomes available.

         (f) The amount of the Management Fees payable by the Fund pursuant to this Section 3 shall not be reduced by the amount of any fees paid to any stockholder, director, officer, employee or agent of the Management Company or any of their affiliates by any Person (including, without limitation, any Person in which the Fund has made an investment), including without limitation directors' fees, investment banking fees and financial consulting fees.

Section 4. Effective Period and Termination
           of this Agreement.

         This Agreement shall become effective as of the date hereof and shall remain in effect until the Fund is terminated and wound-up unless it is sooner unilaterally terminated by the General Partner on behalf of the Fund by giving not less than six months' prior written notice to the Management Company.

CUSIP NO. 15850B104                                              Page 31 of 55

Section 5. Indemnification and Liability.

         (a) Neither the Management Company nor any stockholder, officer, director employee or agent thereof shall be liable to the Fund or any Partner for (i) mistakes of judgment or for any act or omission suffered or taken by it or him (or her), or for losses due to any such mistakes, action or inaction, except to the extent of willful misfeasance, bad faith or gross negligence of such Person or (ii) for the willful misfeasance, gross negligence, bad faith or other conduct of any officer, employee, representative, consultant, independent contractor, broker or agent of such Person, provided that such officer, employee, representative, consultant, independent contractor, broker or agent was selected, engaged or retained in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Fund.

         (b) The Management Company and its stockholders, officers, directors, employees and agents shall be fully protected and are hereby indemnified, to the fullest extent permitted by applicable law, by the Fund out of Fund assets against any and all liabilities, losses, damages and expenses (including without

CUSIP NO. 15850B104                                              Page 32 of 55


limitation (1) legal fees and expenses and (2) any amounts paid in respect of judgments, fines or settlement of litigation) suffered or incurred in any actual or threatened claim, action or proceeding as a result or by reason of this Agreement or employment by the fund; provided, that the foregoing indemnity shall not apply to the extent that any action or inaction by such indemnified person is determined by a final judgment to have constituted gross negligence, willful misfeasance or bad faith.

         (c) The Management Company and its stockholders, officers, directors, employees and agents may consult with legal counsel or accountants selected by such Person and any action or omission suffered or taken in good faith in reliance and in accordance with the opinion or advice of any such counsel or accountants (provided it, she or he has been selected with reasonable care) shall be full protection and justification with respect to the action or omission so suffered or taken.

         (d) The provisions of this Section 5 shall survive any termination of this Agreement.

CUSIP NO. 15850B104                                              Page 33 of 55


Section 6. Binding Nature.

         All covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the parties and their respective permitted successors and permitted assigns; provided that neither party may assign this Agreement without the written consent of the other party.

Section 7. Notices.

         Unless otherwise expressly specified or permitted by the terms hereof, all notices, requests, demands and instructions hereunder shall be in writing and shall be delivered by hand or shall be mailed by registered or certified mail, postage prepaid, to the following addresses:

         (i) if to the Fund,

                  Equity-Linked Investors, L.P.
                  654 Madison Avenue
                  New York, NY 10021
                  Attn:  Rohit M. Desai

CUSIP NO. 15850B104                                              Page 34 of 55


         (ii) if to the Management Company,

                  Desai Capital Management
                   Incorporated
                  654 Madison Avenue
                  New York, NY 10021
                  Attn: President

or at such other address as any of the foregoing parties may from time to time designate in writing to the other parties to this Agreement. Whenever any notice is required to be given hereunder, such notice shall be deemed given and such requirement satisfied only when such notice is delivered or, if mailed, when received, unless otherwise expressly specified or permitted by the terms hereof.

Section 8. Severability.

         Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive

CUSIP NO. 15850B104                                              Page 35 of 55



any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

Section 9. Requirement of Writing.

         No term or provision of this Agreement may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by both Parties.

Section 10. Headings.

         The headings of the various sections herein are for convenience of reference only and shall not define, limit or otherwise affect any of the terms or provisions hereof.

Section 11. Governing Law.

         This Agreement and all rights hereunder shall be construed in accordance with and governed by the laws of the State of New York (without regard to any rules or principles of conflicts of laws that might look to any jurisdiction outside of New York).

CUSIP NO. 15850B104                                              Page 36 of 55



Section 12. Entire Agreement.

         This Agreement supersedes any and all oral or written agreements or understandings heretofore made, and contains the entire agreement of the parties, with respect to the subject matter hereof.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective partner or officer, as the case may be, thereunto duly authorized as of the day and year first above written.

                                                   DESAI CAPITAL MANAGEMENT
                                                     INCORPORATED


                                                   By /s/ ROHIT M. DESAI
                                                      ---------------------
                                                      Rohit M. Desai,
                                                      President


                                                   EQUITY-LINKED INVESTORS, L.P.


                                                   By /s/ ROHIT M. DESAI
                                                      ---------------------
                                                      Rohit M. Desai,
                                                      General Partner

CUSIP NO. 15850B104                                              Page 37 of 55



                     AMENDMENT dated as of January 1, 1985
                    to the Investment and Advisory Agreement



         AMENDMENT dated as of January 1, 1985 between the undersigned.

         Reference is made to the Investment and Advisory Agreement dated as of June 7, 1984 (the "Investment and Advisory Agreement") between Equity-Linked Investors, L.P. (the "Fund") and Desai Capital Management Incorporated (the "Management Company").

         The undersigned hereby amend the Investment and Advisory Agreement in the following respects:

                 a. The words "per annum" in the fourth line and the eighth line of Section 3(c) of the Investment and Advisory Agreement are superfluous and are hereby deleted.

                 b. The phrase "as of the first day of such calendar quarter" at the end of Section 3(c) of the Investment and Advisory Agreement is hereby amended to read "as of the first business day (being a day, other than a Saturday, Sunday or legal holiday in New York, on which Bankers Trust Company is open for business in New York, New York) of such calendar quarter".

                 c. The following is hereby added at the end of Section 3(c) of the Investment and Advisory Agreement; "If additional contributions or subscriptions are made by existing or additional partners of the Fund during a calendar quarter (after the first business day thereof), then the Management Fee for such quarter shall be recalculated. Such recalculation shall use the formula contained in the first sentence of this Section 3(c) except that the following amount shall be used for item II(ii)(B) of such formula: .25% of the average daily amount during such calendar quarter of the total assets contributed or subscribed to the Fund. If such recalculation results in an increased Management Fee then such additional unpaid amount shall be promptly paid to the Management Company".

CUSIP NO. 15850B104                                              Page 38 of 55

                 d. The following is hereby added at the end of Section 6 of the Investment and Advisory Agreement: "provided, further, that the Management Company may not assign this Agreement without the consent referred to in Section 205(2) of the Investment Advisers Act of 1940".

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their duly authorized representatives as of the day and year first above written.

                                                 Equity-Linked Investors, L.P.
                                                 By: Rohit M. Desai Associates,
                                                     General Partner


                                                 By: /s/ ROHIT M. DESAI
                                                     --------------------------
                                                     Rohit M. Desai,
                                                     Managing General Partner

                                                 Desai Capital Management
                                                   Incorporated

                                                 By: /s/ ROHIT M. DESAI
                                                     --------------------------
                                                     Rohit M. Desai, President

CUSIP NO. 15850B104                                              Page 39 of 55


                      AMENDMENT dated as or June 16, 1986
                    to the Investment and Advisory Agreement


         AMENDMENT dated as of June 16, 1986 between the undersigned.

         Reference is made to the Investment and Advisory Agreement dated as of June 7, 1984, as amended (the "Investment and Advisory Agreement") between Equity-Linked Investors, L.P. (the "Fund") and Desai Capital Management Incorporated (the "Management Company").


         The undersigned hereby amend the Investment and Advisory Agreement in the following respect:

         The following is hereby added at the end of Section 5(a) of the Investment and Advisory Agreement: "The federal securities laws impose liabilities under certain circumstances on persons who act in good faith, and therefore nothing herein shall in any way constitute a waiver or limitation of any rights which may exist under any federal securities laws."


         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their duly authorized representatives as of the day and year first above written.

                                                 Equity-Linked Investors, L.P.
                                                 By: Rohit M. Desai Associates,
                                                     General Partner


                                                 By: /s/ ROHIT M. DESAI
                                                     --------------------------
                                                     Rohit M. Desai,
                                                     Managing General Partner

                                                 Desai Capital Management
                                                   Incorporated

                                                 By: /s/ ROHIT M. DESAI
                                                     --------------------------
                                                     Rohit M. Desai, President

CUSIP NO. 15850B104                                              Page 40 of 55

                       INVESTMENT AND ADVISORY AGREEMENT

         INVESTMENT AND ADVISORY AGREEMENT, dated as of the 1st day of October, 1987, by and between EQUITY-LINKED INVESTORS-II, a New York limited partnership (the "Fund"), and DESAI CAPITAL MANAGEMENT INCORPORATED, a New York corporation (the "Management Company").

                              W I T N E S S E T H:

         In consideration of the mutual covenants, agreements and conditions hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Section 1. Services to be Rendered by the Management
           Company to the Fund.

         (a) The Management Company will provide the Fund with assistance in organizing and conducting an offering of limited partnership interests in the Fund in the manner requested by Rohit M. Desai Associates-II, the general partner of the Fund (the "General Partner").

CUSIP NO. 15850B104                                              Page 41 of 55


         (b) Upon the formation of the Fund, the Management Company will assist the Fund in providing the limited partners of the Fund with a managed investment in equity-linked securities as discussed in the Fund's private placement memorandum. The Management Company will provide the Fund with investment and other advice and assistance in managing such a portfolio. The Management Company will act as investment adviser for the Fund's investments. The Management Company will locate, secure information with respect to and evaluate and analyze prospective equity-linked investment opportunities and will make recommendations as to which equity-linked securities should be purchased and on what terms. The Management Company will also structure and negotiate investments on behalf of the Fund and review and assist in the preparation of all documentation and closings. After an investment is made by the Fund, the Management Company will monitor investments and will make recommendations to the Fund as to which securities should be held and which should be sold. Subject always to the direction and control of the General Partner of the Fund, the Management Company will perform the day-to-day investment and administrative operations of the Fund and will supervise the management of the Fund's

CUSIP NO. 15850B104                                              Page 42 of 55


business, operations and affairs, including management of its investments and matters incidental thereto. The Management Company will also furnish to the Fund such office space, office supplies and equipment, and such bookkeeping, recordkeeping and clerical services as the Fund may require for its reasonable needs. In the performance of its duties, the Management Company will use its best efforts to promote the interests of the Fund; however, the Management Company shall at all times be an independent contractor and nothing in this Agreement shall be construed to constitute the Management Company an agent or a partner of the Fund or of the General Partner.

         (c) The Management Company will assume and pay all expenses that relate to its services under paragraph (b) above, including without limitation expenses on account of rent, utilities, insurance, office supplies, office equipment, travel, entertainment and salaries, other compensation, fringe benefits and expenses of the Management Company's officers, directors, employees and agents; provided, however, that the Management Company shall not be required to pay (and if paid by the Management Company, shall be reimbursed by the Fund for payments of) (i) taxes on the business,

CUSIP NO. 15850B104                                              Page 43 of 55


investments or operations of the Fund, (ii) professional fees and expenses related to the business, investments or operations of the Fund, including without limitation legal, auditing, accounting and investment banking fees and expenses, (iii) custodian, commission or brokerage fees, (iv) interest on borrowings by the Fund, (v) registration expenses regarding any of the Fund's securities, (vi) fees to Advisory Board members and (vii) litigation and other extraordinary expenses of the Fund. In addition, the Management Company shall be reimbursed by the Fund for out-of-pocket expenses incurred in working with portfolio investments in extraordinary circumstances work-outs, mergers and acquisitions in an amount exceeding in any year one half of one percent of the product of (x) the aggregate capital subscriptions of all limited partners of the Fund as of the beginning of such year times (y) the amount by which the Inflation Adjustment (as defined in Section 3(d) hereof) exceeds one (1). The Management Company shall not be obligated to pay any expenses of or for the Fund not contemplated to be paid by the Management Company by this Section 1.

CUSIP NO. 15850B104                                              Page 44 of 55



Section 2. Other Interests of the Management Company,
           the Fund and Others

         (a) It is understood that (i) any partner of the Fund (a "Partner") or any partner of the General Partner may be a stockholder, director, officer, employee or agent of, or be otherwise interested in, the Management Company, any organization in which the Management Company may have an interest or any organization which may have an interest in the Management Company, (ii) any stockholder, director, officer, employee or agent of the Management Company may be a partner of, or otherwise have an interest in, the General Partner or the Fund and (iii) any stockholder, director, officer, employee or agent of the Management Company, any Partner, any partner of the General Partner and any employees of a Partner or of a partner of the General Partner, may act as directors of or provide consulting or other services to one or more of the entities in which the Fund may have an investment from time to time.

         (b) The Management Company may render management and investment advice of the type described

CUSIP NO. 15850B104                                              Page 45 of 55


in Section 1 hereof, and the Management Company may offer equity-linked securities investment opportunities, to any other person, including without limitation any corporation, partnership, association, business, trust, individual or other entity (a "Person").

Section 3. Payments to be Made by the Fund.

         (a) As full compensation for the services rendered and expenses borne by the Management Company pursuant to Section 1(a) hereof, the Fund shall pay fees ("Organizational and Initial Fees") to the Management Company in an amount equal to 1% of the capital contributed to the Fund (other than as reinvestment of Fund ordinary income distributions). This fee will be payable to the Management Company on January 2, 1988, with respect to capital contributions through that date, and upon each subsequent capital contribution, provided that Mr. Desai is alive on January 2, 1988. The Organizational and Initial Fee will be paid to the Management Company regardless of the extent to which the Management Company incurs expenses and no accounting from the Management Company to the Fund will be required in this connection.

CUSIP NO. 15850B104                                              Page 46 of 55


         (b) As full compensation for the services rendered and expenses borne by the Management Company pursuant to Section 1(b) hereof, the Fund shall pay the Management Company management fees ("Management Fees") calculated and paid as provided below in paragraphs (c), (d) and (e).

         (c) The quarterly Management Fee will be the amount equal to the product of (I) the Inflation Adjustment (as defined in paragraph (d) below) times (II) the greater of (i) .25% of the net asset value (based on the Fund's valuations) of the assets of the Fund as of the first business day (being a day, other than a Saturday, Sunday or legal holiday in New York, on which Bankers Trust Company is open for business in New York, New York) of such calendar quarter or (ii) the lesser of (A) $500,000 or (B) .25% of the total assets contributed or subscribed to the Fund as of the first business day (being a day, other than a Saturday, Sunday or legal holiday in New York, on which Bankers Trust Company is open for business in New York, New York) of such calendar quarter. If additional contributions or subscriptions are made by existing or additional partners of the Fund during a calendar quarter (after the first business day thereof), then the Management Fee

CUSIP NO. 15850B104                                              Page 47 of 55

for such quarter shall be recalculated. Such recalculation shall use the formula contained in the first sentence of this Section 3(c) except that the following amount shall be used for item II(ii)(B) of such formula: .25% of the average daily amount during such calendar quarter of the total assets contributed or subscribed to the Fund. If such recalculation results in an increased Management Fee, then such additional unpaid amount shall be promptly paid to the Management Company.

         (d) The "Inflation Adjustment" shall be one (1) for the 1988 and 1989 calendar years and for each year thereafter shall be equal to a fraction the numerator of which is equal to the revised Consumer Price index of the Bureau of Labor Statistics for All Urban Consumers, New York - Northeastern New Jersey Area (1967=100) (the "Index") for December of the preceding year, and the denominator of which shall be equal to the Index for December 1988.
Appropriate modification to the Inflation Adjustment shall be made if the Index shall cease to be updated as of calendar year-end.

         (e) Management Fees shall begin accruing as of the date hereof. The Management Fee for the calendar quarter in which the date hereof occurs shall be

CUSIP NO. 15850B104                                              Page 48 of 55


computed as set forth above but shall be pro rated according to the number of days from the date hereof to the end of such calendar quarter; such initial Management Fee shall be due and payable in full on the date hereof. Subsequently, the quarterly Management Fee shall be paid in full on the first business day (being a day, other than a Saturday, Sunday or legal holiday in New York, on which Bankers Trust Company is open for business in New York, New
York) of each January, April, July and October of each year during the term of this Agreement; provided, however, that payments on any such payment date may be estimated based on the most recent available Inflation Adjustment or the most recent available Fund asset valuation as of the first business day of a calendar quarter, subject to appropriate adjustment (by payments to the Management Company or the Fund, as the case may be) as soon as the proper Inflation Adjustment or Fund asset valuation becomes available.

         (f) The amount of the Management Fees payable by the Fund pursuant to this Section 3 shall not be reduced by the amount of any fees paid to any stockholder, director, officer, employee or agent of the Management Company or any of their affiliates by any

CUSIP NO. 15850B104                                              Page 49 of 55


Person (including, without limitation, any Person in which the Fund has made an investment), including without limitation directors' fees, investment banking fees and financial consulting fees.

Section 4. Effective Period and Termination
           of this Agreement.

         This Agreement shall become effective as of the date hereof and shall remain in effect until the Fund is terminated and wound-up unless it is sooner unilaterally terminated by the General Partner on behalf of the Fund by giving not less than six months' prior written notice to the Management Company.

Section 5. Indemnification and Liability.

         (a) Neither the Management Company nor any stockholder, officer, director, employee or agent thereof shall be liable to the Fund or any Partner for (i) mistakes of judgment or for any act or omission suffered or taken by it or him (or her), or for losses due to any such mistakes, action or inaction, except to the extent of willful misfeasance, bad faith or gross

CUSIP NO. 15850B104                                              Page 50 of 55


negligence of such Person or (ii) for the willful misfeasance, gross negligence, bad faith or other conduct of any officer, employee, representative, consultant, independent contractor, broker or agent of such Person, provided that such officer, employee, representative, consultant, independent contractor, broker or agent was selected, engaged or retained in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Fund. The federal securities laws impose liabilities under certain circumstances on persons who act in good faith, and therefore nothing herein shall in any way constitute a waiver or limitation of any rights which may exist under any federal securities laws.

         (b) The Management Company and its stockholders, officers, directors, employees and agents shall be fully protected and are hereby indemnified, to the fullest extent permitted by applicable law, by the Fund out of Fund assets against any and all liabilities, losses, damages and expenses (including without limitation (1) legal fees and expenses and (2) any amounts paid in respect of judgments, fines or settlement of litigation) suffered or incurred in any actual or threatened claim, action or proceeding as a

CUSIP NO. 15850B104                                              Page 51 of 55

result or by reason of this Agreement or employment by the Fund; provided, that the foregoing indemnity shall not apply to the extent that any action or inaction by such indemnified person is determined by a final judgment to have constituted gross negligence, willful misfeasance or bad faith.

         (c) The Management Company and its stockholders, officers, directors, employees and agents may consult with legal counsel or accountants selected by such Person and any action or omission suffered or taken in good faith in reliance and in accordance with the opinion or advice of any such counsel or accountants (provided it, she or he has been selected with reasonable care) shall be full protection and justification with respect to the action or omission so suffered or taken.

         (d) The provisions of this Section 5 shall survive any termination of this Agreement.

Section 6. Binding Nature.

         All covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the parties and their respective permitted successors and

CUSIP NO. 15850B104                                              Page 52 of 55


permitted assigns; provided that neither party may assign this Agreement without the written consent of the other party; provided, further, that the Management Company may not assign this Agreement without the consent referred to in Section 205(2) of the Investment Advisers Act of 1940.

Section 7. Notices.

         Unless otherwise expressly specified or permitted by the terms hereof, all notices, requests, demands and instructions hereunder shall be in writing and shall be delivered by hand or shall be mailed by registered or certified mail, postage prepaid, to the following addresses;

         (i)     if to the Fund,

                          Equity-Linked Investors-II
                          540 Madison Avenue
                          New York, NY 10022
                          Attn: Rohit M. Desai

         (ii)    if to the Management Company,

                          Desai Capital Management
                           Incorporated
                          540 Madison Avenue
                          New York, NY 10022
                          Attn: President

or at such other address as any of the foregoing parties

CUSIP NO. 15850B104                                              Page 53 of 55


may from time to time designate in writing to the other parties to this Agreement. Whenever any notice is required to be given hereunder, such notice shall be deemed given and such requirement satisfied only when such notice is delivered or, if mailed, when received, unless otherwise expressly specified or permitted by the terms hereof.

Section 8. Severability.

         Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

CUSIP NO. 15850B104                                              Page 54 of 55

Section 9. Requirement of Writing.

         No term or provision of this Agreement may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by both Parties.

Section 10. Headings.

         The headings of the various sections herein are for convenience of reference only and shall not define, limit or otherwise affect any of the terms or provisions hereof.

Section 11.  Governing Law.

         This Agreement and all rights hereunder shall be construed in accordance with and governed by the laws of the State of New York (without regard to any rules or principles of conflicts of laws that might look to any jurisdiction outside of New York).

CUSIP NO. 15850B104                                              Page 55 of 55


Section 12.  Entire Agreement.

         This Agreement supersedes any and all oral or written agreements or understandings heretofore made, and contains the entire agreement of the parties, with respect to the subject matter hereof.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective partner or officer, as the case may be, thereunto duly authorized as of the day and year first above written.

                                            DESAI CAPITAL MANAGEMENT
                                             INCORPORATED

                                            By /s/ ROHIT M. DESAI
                                               --------------------------
                                               Rohit M. Desai,
                                               President



                                            EQUITY-LINKED INVESTORS-II
                                            By Rohit M. Desai Associates-II,
                                                 General Partner


                                            By /s/ ROHIT M. DESAI
                                               --------------------------
                                               Rohit M. Desai,
                                               Managing General Partner